Exhibit (p)(6)

2.0	CODE OF ETHICS

The success of 6 Meridian as a provider of wealth management services depends upon 6 Meridian’s reputation for excellence and integrity in the investment marketplace. All officers and employees of 6 Meridian must therefore act in accordance with the highest ethical standards.

In order to ensure that 6 Meridian’s officers and employees comply with their fiduciary duties and other standards imposed by federal or state securities law upon their personal investment activities, 6 Meridian has adopted this Code of Ethics (“Code”). The Code includes specific provisions with which all officers, employees, and “Access Persons” (defined below) must comply. Compliance with these technical provisions alone will not be sufficient to insulate from scrutiny or behavior which shows a pattern of abuse of an individual’s responsibilities. As such, all officers and employees are expected to abide by the spirit of this Code and the principles articulated herein.

2.1	Definitions

For purposes of this policy, the following definitions shall apply:

“Access Persons” are all employees (whether W-2 or 1099), directors, officers, partners or members of 6 Meridian, as the case may be, who (i) have access to nonpublic information regarding Advisory Client purchases or sales of securities; (ii) are involved in making securities recommendations to Advisory Clients; (iii) have access to nonpublic recommendations or portfolio holdings of Advisory Clients; (iv) all of 6 Meridian’s directors, officers, members and IAR’s. Client services personnel who regularly communicate with Advisory Clients may also be deemed to be Access Persons.

“Advisory Client” is any person or entity for which 6 Meridian serves as an investment adviser for, renders investment advice to or makes investment decisions for.

“Supervised Person” is any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of an RIA, or other person who provides investment advice on behalf of the RIA and is subject to the supervision and control of the RIA.

“Recommendation” broadly includes any communication that, based on its content, context and presentation, would be reasonably viewed as a suggestion that the recipient of the advice engage in or refrain from taking a particular course of action.

2.2	Fiduciary Responsibilities

As a fiduciary under the Adviser’s Act, 6 Meridian recognizes:

•	It has an affirmative duty of utmost good faith to act solely in the best interests of the Advisory Client and to make full and fair disclosure of all material facts, particularly where interests may conflict with the Advisory Clients;
•	The duty to render disinterested and impartial advice;
•	The duty to make suitable recommendations to Advisory Clients in light of their needs, financial circumstances and investment objectives;
•	The duty to exercise a high degree of care to ensure that adequate and accurate representations and other information about securities is presented to Advisory Clients; and
•	The duty to have an adequate basis in fact for 6 Meridian’s recommendations, representations, and projections.

2.3	Fiduciary Guidelines & Restrictions

6 Meridian has established the following guidelines in order to ensure its fiduciary responsibilities:

•	All Supervised Persons must act in accordance with all applicable federal and state regulations governing registered wealth management practices.
•	Firm emphasis on the unrestricted right of the Advisory Client to specify investment objectives, guidelines, and/or conditions on the overall management of their account. 6 Meridian’s standard investment process begins with reviewing applicable state statutes, investment policy, and permitted investment language provided by the Advisory Client.
•	Access Persons and their immediate family members shall not buy or sell securities for their personal portfolio(s) where their decision is derived, in whole or in part, by reason of the Access Person’s employment, unless the information is also available to the investing public on reasonable inquiry. No Supervised Person of 6 Meridian shall prefer their own interest to that of the Advisory Client.

•	Firm personnel may be subject to a blackout period from trading in security is a thinly traded security (with average daily volume below 100,000 shares per day).
•	6 Meridian and its Supervised Persons may buy or sell for their personal accounts investment products identical to those recommended to Advisory Clients. It is the expressed policy of 6 Meridian that no Supervised Person may enter an order to purchase or sell any security prior to a transaction being implemented for an Advisory Client (in accordance with standard “front running” guidelines), and therefore, preventing such Supervised Persons from benefiting from transactions placed on behalf of Advisory Clients. 6 Meridian’s Supervised Persons participate in the same models as Advisory Clients, which mitigates the risk of front running.
•	6 Meridian and its Supervised Persons may not participate in private placements or initial public offerings (IPOs) without pre-clearance from the CCO.
•	Records will be maintained of all securities bought or sold by 6 Meridian, Supervised Persons of 6 Meridian, and related entities. The CCO will review these records on a regular basis.
•	Any individual not in observance of the above may be subject to termination.

2.4	Other Legal & Regulatory Matters

A.	Compliance Certification. All Supervised Persons shall sign a certificate promptly upon becoming employed or otherwise associated with 6 Meridian that evidences his or her receipt of this Code and submit a complete report of the Supervised Person’s securities holdings to the CCO. All Supervised Persons shall hold all of their own brokerage accounts at an approved firm and submit to the CCO, no later than 30 days after the close of each quarter, a list of all of their transactions in Reportable Securities.

Exceptions to the Code will rarely, if ever, be granted. The CCO, however, may grant an occasional exception on a case-by-case basis when the proposed conduct involves negligible opportunities for abuse. All exceptions shall be solicited and issued in writing. No reports shall be required under this Code for (i) transactions effected pursuant to an automatic investment plan and (ii) securities held in accounts over which the Access Person has no direct control.

Confidentiality. Access Persons are prohibited from revealing information relating to the investment intentions, activities or portfolios of Advisory Clients, except to persons whose responsibilities require knowledge of the information or upon the approval of the Advisory Client.

B.	Gifts. A record of all gifts given and received by 6 Meridian or Supervised Persons shall be maintained by the CCO. This record should consist of the following: date, whether received or given, name of Advisory Client, type of gift, name of associated Supervised Person, and approximate value of gift.

1.	Accepting Gifts. Access Persons are prohibited from soliciting gifts of any size under any circumstances. Access Persons may be offered or may receive, without notice, gifts from Advisory Clients, brokers, vendors or other persons. Gifts of nominal value (i.e., a gift whose reasonable value, alone or in the aggregate, is not more than $100 in any twelve-month period), customary business meals, entertainment (e.g., sporting events), and promotional items (e.g., pens, mugs, T-shirts) may be accepted. All gifts received by an Access Person that might violate this Code must be promptly reported to the CCO. Acceptance of extraordinary or extravagant gifts is prohibited. Any such gift(s) must be declined and returned in order to protect the reputation and integrity of the firm.

2.	Giving Gifts. Access Persons may not give any gift with a value in excess of $100 (in any 12-month period) to an Advisory Client or persons who do business with, regulate, advise or render professional services to the firm.

C.	Company Opportunities. Access Persons may not take personal advantage of any opportunity properly belonging to any Advisory Client or 6 Meridian. This includes, but is not limited to, acquiring Reportable Securities for one’s own account that would otherwise be acquired for an Advisory Client.

D.	Undue Influence. Access Persons shall not cause or attempt to cause any Advisory Client to purchase, sell or hold any security in a manner calculated to create any personal benefit to such Access Person. If an Access Person stands to materially benefit from an investment decision for an Advisory Client that the Access Person is recommending or participating in, the Access Person must disclose to the CCO the full nature of the beneficial interest that the Access Person has in that security, any derivative security of that security or the security issuer, where the decision could create a material benefit to the Access Person or the appearance of impropriety. The CCO will then determine whether or not the Access Person will be restricted in making investment decisions in respect of the subject security.

E.	Reporting, Review & Record Keeping. All violations of the Code must be reported promptly to the CCO. The CCO shall maintain (i) a current copy of the Code, (ii) records of violations and actions taken as a result of the violations, and (iii) copies of all Access Persons’ written acknowledgement of receipt of the Code.

F.	Sanctions. If the CCO determines that an Access Person has committed a violation of the Code, 6 Meridian may impose sanctions and take other actions as it deems appropriate, including a letter of caution or warning, suspension of personal trading privileges, suspension or termination of employment, fine, civil referral to the SEC and, in certain cases, criminal referral. 6 Meridian may also require the offending Access Person to reverse the trades in question, forfeit any profit or absorb any loss derived there from; and such forfeiture shall be disposed of in a manner that shall be determined by 6 Meridian or CCO in its sole discretion. Failure to timely abide by directions to reverse a trade or forfeit profits may result in the imposition of additional sanctions.

G.	Whistleblower Program. Effective August 12, 2011, The Dodd-Frank Wall Street Reform and Consumer Protection Act (aka the Whistleblower Program) provided the SEC the authority to pay financial rewards to whistleblowers who provide new and timely information about any securities law violation. To be eligible, the whistleblower’s information must lead to a successful SEC enforcement action with more than $1,000,000 in monetary sanctions. More information regarding eligibility and how to report anonymously can be found via the following link: www.sec.gov/whistleblower. A person must be acting in good faith in reporting a complaint or concern and must have reasonable grounds for believing a deliberate misrepresentation has been made regarding accounting or audit matters or a breach of this Manual or the firm’s Code of Ethics. A malicious allegation known to be false is considered a serious offense and will be subject to disciplinary action that may include termination of employment. It is further 6 Meridian’s policy that any misconduct by any firm owner, management personnel or Supervised Person (exempt or non-exempt) shall be reported to the CCO. If the misconduct being reported is regarding the CCO, reports shall be made to other owners, management personnel or applicable regulators. If reported to an owner or management personnel, 6 Meridian will protect the reporting person’s identity and will not cause or threaten retaliation of any sort in connection with these reports. Reports may be filed online or via Form TCR (Tip, Complaint or Referral) available at the above link.

Appendices to the Code. The Code shall be supplemented by the WSPs in its entirety, specifically including, without limitation, those dealing with:

•	Trading (Item 5 of this Manual);
•	Principal & Agency Cross Transactions (Item 5.7 of this Manual);
•	Insider Trading (Item 6 of this Manual);
•	Personal Securities Transactions (Item 7 of this Manual).